SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
2/10/16


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
1,247,647

8. SHARED VOTING POWER
1,151,028

9. SOLE DISPOSITIVE POWER
1,247,647
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,151,028



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,398,675 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.73%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,247,647

8. SHARED VOTING POWER
1,151,028

9. SOLE DISPOSITIVE POWER
1,247,647
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,151,028



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,398,675 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.73%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,247,647

8. SHARED VOTING POWER
1,151,028

9. SOLE DISPOSITIVE POWER
1,247,647
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,151,028



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,398,675 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.73%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
1,247,647

8. SHARED VOTING POWER
1,151,028

9. SOLE DISPOSITIVE POWER
1,247,647
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,151,028



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,398,675 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.73%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of Virtus Total Return Fund ("DCA" or the "Issuer").

The principal executive offices of DCA are located at 101 MUNSON STREET
GREENFIELD MA 01301


Item 2. IDENTITY AND BACKGROUND
(a) This statement is filed on behalf of Bulldog Investors,LLC, (a Delaware Limited Liability Company), Phillip Goldstein, Andrew Dakos and Steven Samuels.

(b) The business address of the reporting persons is Park 80 West-Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663.

(c)  Bulldog Investors,LLC is a registered investment adviser.
Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog
Investors,LLC.

(d) n/a

(e) n/a

(f) Each of Messrs. Goldstein, Dakos and Samuels is a citizen of the United States.




ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of clients of Bulldog Investors,LLC.


ITEM 4. PURPOSE OF TRANSACTION
The filing persons believe the shares are undervalued and may communicate with management about measures to enhance shareholder value.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSR filed on February 8, 2016, there were 27,466,109 shares of common stock outstanding as of November 30, 2015. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of February 18, 2018, Bulldog Investors, LLC is deemed to be the beneficial owner of 2,398,675 shares of DCA (representing 8.73% of DCA's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 2,398,675 shares of DCA include 1,247,647 shares (representing 4.54% of DCA's outstanding shares) that are beneficially owned by the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Opportunity Income Plus, Full Value Partners, LP, and MCM Opportunity
Partners, LP (collectively, "Bulldog Investors Group of Funds"). Bulldog Investors Group of Funds may be deemed to constitute a group. All other shares included in the aforementioned 2,398,675 shares of DCA beneficially owned by Bulldog Investors LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 1,151,028 shares (representing 4.19% of DCA's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 1,247,647 shares. Bulldog Investors, LLC has shared power to dispose of and vote 1,151,028 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of DCA's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.


c) During the past 60 days the following shares of DCA were purchased:

Date:		        Shares:		Price:
12/21/15		46,688		3.6693
12/21/15		2,000		3.6699
12/22/15		30,527		3.7123
12/28/15		111,086		3.7664
12/29/15		39,500		3.7960
12/30/15		16,570		3.8089
01/04/16		41,314		3.7526
01/05/16		39,677		3.7757
01/06/16		47,400		3.6691
01/07/16		48,100		3.5881
01/08/16		4,300		3.5663
01/11/16		3,645		3.5000
01/12/16		300		3.5000
01/13/16		50,900		3.4804
01/14/16		20,956		3.4138
01/15/16		66,708		3.3945
01/19/16		30,065		3.2965
01/20/16		2,800		3.1357
01/22/16		400		3.2800
01/22/16		1,000		3.3096
01/25/16		24,119		3.3730
01/26/16		32,900		3.4074
01/27/16		17,338		3.4002
01/28/16		9,992		3.4361
01/29/16		1,800		3.4865
01/29/16		3,000		3.5100
02/01/16		43,301		3.5131
02/02/16		45,633		3.5092
02/03/16		20,656		3.5232
02/04/16		5,823		3.5618
02/05/16		33,933		3.5454
02/05/16		500		3.5500
02/08/16		39,318		3.4107
02/08/16		1,786		3.4000
02/09/16		52,200		3.3780
02/10/16		92,966		3.4057
02/10/16		1,500		3.4027
02/11/16		87,998		3.3815
02/12/16		102,792		3.4083
02/16/16		76,680		3.4561
02/17/16		86,411		3.5290
02/17/16		3,000		3.5200
02/18/16		117,432		3.5518



d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
N/A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/19/16

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit 1:

Agreement to Make Joint Filing

	Agreement made as of the 19TH day of February, 2016, by and among Bulldog Investors, LLC, Phillip Goldstein, Andrew Dakos, and Steven Samuels.

WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13D with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

WHEREAS, in connection with certain holdings of Virtus Total Return Fund
(DCA), each of the parties to this Agreement is required to file a statement containing the information required by Schedule 13D with respect to the same holdings of DCA;

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13D shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.


By:/s/ Phillip Goldstein	By:/s/ Andrew Dakos
	Phillip Goldstein	Andrew Dakos


	                   BULLDOG INVESTORS, LLC

By: /s/ Steven Samuels	   By: /s/ Andrew Dakos
	Steven Samuels	   Andrew Dakos, Member